Exhibit 17.1

March 18, 2009

To the Glowpoint Board of Directors,

I hereby resign from Glowpoint’s Board of Directors and any committees thereof effective immediately.  My resignation is not attributable to any disagreement I may have.

In my opinion, the Company has reached such a level of maturations that I feel comfortable resigning from Glowpoint’s Board of Directors after founding the Company 17 years prior.

/s/ Richard Reiss
Richard Reiss